SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 4Q16 & 2016

Consolidated launches reached R$673.3 million in 4Q16, totaling R$2.3 billion in the year

Net Pre-Sales reached R$667.5 million in the quarter, ending 2016 at R$2.0 billion

FOR IMMEDIATE RELEASE - São Paulo, January 19, 2017 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the residential market, today announced operational results of the quarter and the year ended on December 31, 2016. These operating results are preliminary, unaudited, and still subject to audit review.

Consolidated Launches

Fourth quarter launches totaled R$673.3 million, stable compared to 4Q15, and 8.6% lower compared to 3Q16. Launched volume for the year reached R$2.3 billion.

In the quarter, 14 projects/phases were launched in the states of São Paulo, Rio de Janeiro, Pernambuco, Bahia and Rio Grande do Sul. The Gafisa segment accounted for 44.5% of this quarter launches, while the Tenda segment accounted for the remaining 55.5%.

Tablel 1. Gafisa Group Launches (R$ thousand)

Launches	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y (%)	2016	2015	Y/Y (%)
Gafisa Segment	299,417	410,966	-27%	380,270	-21%	920,846	996,316	-8%
Tenda Segment	373,876	325,393	15%	302,635	24%	1,342,490	1,088,941	23%
Total	673,293	736,359	-9%	682,905	-1%	2,263,336	2,085,257	9%

Consolidated Pre-Sales

Net consolidated pre-sales totaled R$667.5 million in 4Q16, up 38.3% y-o-y and 34.3% when compared to 3Q16. Sales from launches represented 73.5% of total sales, while inventory sales comprised the remaining 26.5%.

In the year, net consolidated pre-sales reached R$2.0 billion, an increase of 1.1% compared to 4Q15. In the year, total sales from launches accounted for 51.2% in the year.

In the 4Q16, the Gafisa segment accounted for 53.3% of net pre-sales, while the Tenda segment accounted for the remaining 46.7%.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y (%)	2016	2015	Y/Y (%)
Gafisa Segment	355,771	258,332	38%	245,196	45%	810,464	914,796	-11%
Tenda Segment	311,691	238,686	31%	237,452	31%	1,141,866	1,016,131	12%
Total	667,462	497,018	34%	482,648	38%	1,952,330	1,930,927	1%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 19.0% in 4Q16, up 14.1% y-o-y and 14.2% compared to 3Q16. The consolidated speed of sales for 4Q16 launches reached 37.4%, while in the year SoS reached 40.7%.

Table 3. Gafisa Group Sales over Supply (SoS)

SoS	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y (%)	2016	2015	Y/Y (%)
Gafisa Segment	16.8%	11.5%	530 bps	10.8%	600 bps	31.5%	31.1%	40 bps
Tenda Segment	22.3%	18.8%	350 bps	20.9%	140 bps	51.3%	53.0%	-170 bps
Total	19.0%	14.2%	480 bps	14.1%	490 bps	40.7%	39.7%	100 bps

Delivered Projects

During the fourth quarter of 2016, the Company delivered 14 projects/phases comprised of 3,084 units and representing a total of R$663.9 million in PSV. Delivery date is based on the date of the “Delivery Meeting” formalization, rather than physical completion, which occurs prior to the Delivery Meeting.

In 2016, 50 projects/phases were delivered, accounting for 10,585 units and representing a total of  R$2.7 billion in PSV.

Inventory (Properties for Sale)

In 4Q16, the market value of consolidated inventory decreased 5.4% compared to 3Q16, totaling R$2.8 billion. In regards to 4Q16 sales, 26.5% related to remaining units, being R$72.5 million from the Tenda segment and R$104.6 million from the Gafisa segment.

The market value of Gafisa inventory, which represents 61.9% of total inventory, was R$1.8 billion at the end of 4Q16, a decrease of 11.1% q-o-q and 13.3% y-o-y. Tenda’s inventory was valued at R$1.1 billion at the end of 4Q16, compared to R$1.0 billion at the end of 3Q16, up by 5.5%.

Table 4. Inventory at Market Value 4Q16 x 3Q16 (R$ thousand)

	3Q16	Launches	Dissolutions	Gross Sales	Adjustments	4Q16	Q/Q(%)
Gafisa Segment	1,980,508	299,417	99,968	(455,739)	(163,992)	1,760,161	-11.1%
Tenda Segment	1,028,471	373,876	91,832	(403,523)	(5,298)	1,085,357	5.5%
Total	3,008,979	673,293	191,800	(859,262)	(169,290)	2,845,518	-5.4%

¹Adjustments of the period reflect updates related to the project’s scope, date of launch and prices.

GAFISA SEGMENT

Focus on residential projects in the Middle, Medium-High and High income segments, with average unit sales price exceeding R$250,000.

Gafisa Launches

Fourth quarter launches totaled R$299.4 million and consisted of 2 projects/phases in São Paulo City and 1 Project in Santos City. The sales speed of these launches reached 67.3%, the highest launches sales level over the past years. In 2016, the Gafisa segment launches reached R$920.8 million or 40.7% of consolidated launches.

Gafisa Pre-Sales

Fourth quarter gross sales in the Gafisa segment totaled R$455.7 million. Dissolutions in 4Q16 were R$99.9 million, yielding total net pre-sales of R$355.8 million, up 37.7% q-o-q and 45.1% y-o-y. This performance was especially due to the good performance of projects launched in the last quarter of the year, which accounted for 56.7% of net pre-sales in the period.  Year-to-date, net pre-sales totaled R$810.5 million. Out of R$355.8 million in net pre-sales in the quarter, 56.7% referred to sales of launches in 2016, hence with lower work progress.

The Gafisa segment’s SoS for the last twelve months reached 31.5%, compared to 31.1% in the past 12-month period. In the 4Q16, SoS recorded its highest level since 4Q13, reaching 16.8% compared to 11.5% in the previous quarter and 10.9% in 4Q15.

Despite the still challenging political and economic environment, and its continued effects on the inventory products pricing, in 4Q16 the segment outperformed previous quarters results, due to good sales performance of launches in the fourth quarter. In addition to the strongest sales performance, with gross sales increasing 25.0% to R$455.7 million from 3Q16, the volume of dissolutions declined in 4Q16.

 Gafisa continues to prioritize sales of remaining units, which achieved 29.4% of net sales for the quarter, considering projects launched before 2016. Dissolutions, in turn, were concentrated in projects launched until 2014, with higher work evolution, and accordingly, higher contribution from revenue recognition and margin structure.

Out of the 929 Gafisa segment units cancelled and returned to inventory during the year, 57.7%, or 536 units were resold during the same period.

Gafisa Delivered Projects

In 4Q16, 3 projects/phases were delivered, accounting for 416 units and representing a total of R$292.7 million in PSV. In the year, 16 projects/phases were delivered, accounting for 3,747 units and representing a total of R$1.7 billion in PSV.

TENDA SEGMENT

Focus on residential projects in the economic segment, targeted within the range II of the Minha Casa Minha Vida (MCMV) program.

Tenda Launches

Fourth quarter launches from the Tenda segment totaled R$373.9 million, which included 11 projects/ phases in the states of São Paulo, Minas Gerais, Pernambuco, Bahia and Rio Grande do Sul. The Tenda brand accounted for 55.5% of the 4Q16 consolidated launches. For the year, the Tenda segment reached R$1.3 billion in launches, accounting for 59.3% of the period’s consolidated launches.

Tenda Pre-Sales

During 4Q16, gross sales reached R$403.5 million, and dissolutions totaled R$91.8 million, yielding R$311.7 million of net pre-sales. This figure represents a 31.3% increase when compared to 4Q15 and a 30.6% increase compared to 3Q16. Year-to-date, dissolutions reached R$276.0 million and net pre-sales reached R$1.1 billion in 2016.

In 4Q16, sales from units launched during the year represented 76.7% of total segment sales. Tenda’s SoS reached 22.3% in the quarter.

Table 5. SoS Gross Sales (Ex-Dissolutions)

SoS	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
New Model	32.7%	37.4%	29.6%	27.4%	29.7%	32.2%	26.5%	30.3%
Legacy	20.1%	24.3%	19.4%	13.2%	20.6%	25.0%	16.0%	17.9%
Total	28.6%	33.4%	26.9%	24.4%	28.0%	31.1%	25.1%	28.9%

Table 6. SoS Net Sales

SoS	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
New Model	30.9%	35.2%	27.1%	24.9%	26.9%	28.9%	21.2%	24.8%
Legacy	7.0%	12.0%	11.4%	5.8%	10.8%	11.9%	3.2%	2.9%
Total	23.3%	28.2%	23.0%	20.9%	23.9%	26.4%	18.8%	22.3%

In keeping with its policy of dissolving contracts with ineligible clients in order to sell the units to new qualified customers, dissolutions increased by 130.2% in 4Q16 when compared to 4Q15 and increased by 14.8% compared to 3Q16, ending the period at R$91.8 million. As anticipated in the previous quarter, the higher volume of dissolutions is due to a review of the process of one-sided dissolutions executed by Tenda for non-transferred sales within a period exceeding three months, as we understand that the process previously applied was not effective and a number of units above expectations remained to be dissolved after a period considered appropriate by the Company. We estimate that the level of the Company’s dissolutions should remain at a higher level over the next quarters, before returning to the levels appropriate to Tenda’s New Business Model.

Out of the 1,921 Tenda units dissolved and returned to inventory in the year, 74.9% were resold to qualified customers during the same period.

Table 7. Cancelled PSV Tenda Segment (R$ thousand and % over Gross Sales per Model)

	4Q15	% GS	1Q16	%GS	2Q16	%GS	3Q16	%GS	4Q16	%GS
New Model	22,201	8.0%	20,490	6.6%	24,030	6.3%	58,802	18.5%	67,924	16.8%
Legacy	17,686	6.4%	25,736	8.2%	33,905	8.9%	21,194	6.7%	23,908	5.9%
Total	39,887	14.4%	46,226	14.8%	57,934	15.1%	79,995	25.1%	91,832	22.8%

Tenda Delivered Projects

11 projects/phases, accounting for 2,668 units were delivered in the quarter, representing R$371,1 million in PSV. In the year, 34 projects/phases, accounting for 6,838 units were delivered, totaling R$973.3 million in PSV.

About Gafisa

Gafisa is a leading diversified national homebuilder serving the Brazilian market. Established more than 60 years ago, the Company focuses on growth and innovation to bring well-being, comfort and safety to more and more people. We have completed and delivered more than 1,100 developments and built more than 15 million square meters of housing under the Gafisa brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market for its quality, consistency, and professionalism. Our pre-eminent brands, in addition to Gafisa, which is focused on the medium and high-income segments, also include Tenda, serving the affordable/entry-level housing segment, and a 30% stake in Alphaville, one of leading urban development companies operating in the sale of residential lots across the country. Gafisa S.A. is a corporation traded on the Novo Mercado of the BM&FBovespa (BOVESPA:GFSA3) and is the only Brazilian real estate company traded at the New York Stock Exchange (NYSE:GFA) with a Level III ADR program, which guarantees the best practices of corporate governance and transparence.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 19, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer